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SEC 1815
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **July, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: July 31, 2005

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

RSM COMMENCES UNDERGROUND MINING AND ADVANCES PLANT FACILITIES CONSTRUCTION PROGRAM AT GOLDWEDGE, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, JULY 11, 2005, ROYAL STANDARD MINERALS INC. ("RSM")
RSM is pleased to announce the commencement of our mining program at the
Goldwedge deposit. According to Qualified Person, Roland M. Larsen, the program
includes mining of the defined mineralized zones concurrently with the second phase of
decline development. The program will focus upon drifting within the eastern most gold
mineralized zone accessed during the 2004 decline construction. This area will be
become part of first test mining and bulk sampling program, which is currently
underway. The gold values as indicated by analyses carried out previously by BSI
Inspectorate and American Assay Labs. Inc. of Reno, Nevada of the first target
mineralized zone returned 0.204 opt gold over 25 feet, this interval includes 15 feet of
0.329 opt gold. The best section within this interval has returned 5 feet of 0.824 opt gold
(additional detailed channel sampling within this higher grade zone returned gold
analyses ranging from 0.652-1.65 opt gold over 5 feet). An initial bulk sampling
program has begun on this zone that as planned is to be expanded to between 3,000 and
5,000 tons. The surface facilities to process this material is currently under final
construction and is expected to be completed in August, 2005.

Surface infrastructure at Goldwedge includes primary and secondary crushing facilities
and the gold recovery system. The plant containment building has been completed. In
addition, a heap leach pad, silt and fresh water ponds have been completed**.**

As previously reported in a November, 2004 press release, the zone of initial interest as
part of the current mining program extends for more than 200 feet north and 200 feet
south of the crosscut and drill tested to a depth of 400 feet. This area includes at least 3
distinct, separate potentially mineable gold zones. The gold mineralization is open at
depth.   Drilling results in this area have returned high grade gold values for holes 90-95,
64, 1 and 2 are within 50 feet of the crosscut at elevations that are within 20-100 feet of
the crosscut. Drill hole 65 is within the 200 feet of the cross cut.

> 90-95   25 feet of 0.675 opt and includes 10 feet of 1.425 opt gold, this
>   hole includes a second section of 5 feet of 0.620 opt gold
>
> 64-   40 feet of 1.89 opt

65-   10 feet of 1.297 opt

1-   5 feet of 0.31 opt
2   20 feet of 0.20 opt, includes 5 feet of 0.31

Drill hole assays obtained within the 300 feet section to be bulk sampled are presented below. Drilling by RSM in 2004 is indicated by the 04 prefix and has been previously reported. The objective of this drilling was to help position the first crosscut, bulk sample testing and to attempt to identify the presence of shallow old mine workings. Other drill data obtained previously completes the drilling/assay data base, all of which is part of the NI-43-101 property report for this project. These drill results are presented sequentially and confirm the continuity of grade and thickness of multiple higher grade drill sections within this portion of the structural zone.

DH#	Drill depth(ft)	interval(s)(ft)	Au (opt)
04 72	**150-155**	**5**	**0.809**
	270-275	5	0.379
	275-280	5	0.540
	380-385	**5**	**4.854**
	385-390	**5**	**4.796**
	390-395	5	0.928
	380-400	20	2.702
	390-395	5	0.928
04 90-92	145-150	5	0.289
	150-155	5	0.483
	145-160	15	0.321
	225-230	5	0.368
	230-235	5	0.410
	225-240	15	0.316
04 91-4	110-125	15	0.337
	110-115	**5**	**0.978**
	190-195	5	0.320
04 64	**275-285**	**10**	**0.414**
	300-330	**30**	**1.890**
	300-305	**5**	**0.759**
	305-310	**5**	**4.541**
	310-315	**5**	**5.118**
	315-320	5	0.324
	320-325	5	0.390
	505-510	5	0.261

04 90-95	140-170	30	0.569
	140-145	5	1.675
	145-150	5	1.174
	270-275	5	0.620
	320-330	10	0.594
	325-330	5	1.176

Drill hole highlights located immediately north of decline/crosscut

Decline/Crosscut		25	0.204
		15	0.329
		5	0.824 (two separate samples returned 0.652 and 1.65 opt respectively)

Drill hole highlights located immediately south of the decline crosscut

04-02	115-120	5	0.540
	165-170	5	0.205
	175-185	10	0.240
	180-185	5	0.318
	285-295	10	0.310
	360-370	10	0.210
	215-220	5	0.314
66	360-385	25	1.297
	360-365	5	3.697
	365-370	5	0.918
	370-375	5	0.486
	375-380	5	0.302
	380-385	5	1.082
	405-410	5	0.410
74	100-105	5	0.328
	100-110	10	0.214
	115-120	5	0.759

The Company has purchased an underground core drill that will be employed primarily with at Goldwedge. This drill has capacity to drill long holes for testing and defining of previously discovered inferred resources plus exploration testing of the deposit.

In order to keep up with gold assays, daily sampling requirements of mine development and the exploration program, the Company has hired a very experienced assayer to manage and operate an in-house analytical lab. The company expects that this new lab will offer the essential flexibility to achieve timely analytical results of the underground drilling and development as well as detailed analyses of material going into the plant and final recovered grade distributions of the processed material as a means to develop and maintain acceptable quality controls going forward.

The Company was recently covered by Casey Research. The report can be seen at our website http://royal-standard.com/Press/2005/070705.pdf and by miningstocks.com http://royal-standard.com/Press/2005/RSM_07-02-05.doc.

RSM is an exploration company with several 100% owned advanced gold-silver exploration projects in Nevada. The Goldwedge project is the Company's first development project.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, Qualified Person (NI-43-101) @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com